NEWS RELEASE                        RELEASE DATE:  April 29, 1997



                                    CONTACT:       Lee Whatcott
                                                   Senior Vice President & CFO
                                                   (714) 727-1629


WESTCORP
-------------------------------------------------------------------------------


WESTCORP ANNOUNCES FIRST QUARTER RESULTS AND OTHER RECENT DEVELOPMENTS
Irvine, CA: Westcorp (NYSE: WES), the financial services holding company whose principal subsidiaries are Western Financial Bank, F.S.B. (the "Bank") and WFS Financial Inc (Nasdaq: WFSI), today announced net income of $7.9 million, or $0.30 per share, for the first quarter ended March 31, 1997 compared with $9.8 million, or $0.38 per share, for the same period in 1996.

Noninterest income rose to $51.8 million for the first quarter from $42.3 million a year ago. This represents a 22% increase over the first quarter of 1996 and results primarily from larger mortgage and consumer loan servicing portfolios. Net interest income totalled $26.0 million for the current first quarter compared with $22.9 million for the same period a year ago. The increase over 1996 reflects continued improvement in interest yields and lower cost of funds.

At March 31, 1997, total serviced loans, including those serviced for others, reached $9.4 billion, up 4.3% from $9.0 billion at December 31, 1996.

Noninterest expense increased to $57.2 million during the 1997 first quarter compared with $39.9 million a year ago. The majority of the increase stemmed from geographic expansion and investments in automation that enhance the growth opportunities for Westcorp's automobile lending, mortgage and commercial banking businesses.

Westcorp's originations of automobile and other consumer loans totalled $554 million during the first quarter of 1997 compared with $506 million originated during the comparable period of 1996. This represents a 9.6% increase over the same quarter in 1996. The increase in these loan originations was a result of the nationwide expansion by WFS as well as continued expansion in its existing markets, tempered by a heightened emphasis on improving credit quality.

Mortgage loan originations by the Bank during the first quarter of 1997 increased to $441 million compared with $309 million during the comparable period of 1996. This represents a 43% increase over the prior year, reflecting an improved real estate market and continued efficiencies gained in the Bank's origination capacity.

Nonperforming assets totalled $35.7 million at March 31, 1997, compared with $33.0 million at December 31, 1996. As a percent of total assets, nonperforming assets remained unchanged at 1.0%. Loans delinquent 60 days or more also remained unchanged at 1.1% from March 31, 1997 compared to December 31, 1996. The allowance for loan losses was $40.3 million at March 31, 1997 and $40.2 million at December 31, 1996. This equates to 2.2% of total loans as of March 31, 1997 compared with 2.4% at December 31, 1996.

In other matters, the Board of Directors announced a cash dividend of $.10 per share for shareholders of record as of May 14, 1997 payable May 28, 1997.
Also, the Board of Directors of the Bank has authorized its Investment Committee to repurchase up to 800,000 shares of WFS Financial Inc common stock. WFS also announced the departure of Lee Thyer, Senior Executive Vice President
- Branch Division, and Director. The Branch Division will now report directly to WFS President, Joy Schaefer.

Western Financial Bank offers a broad spectrum of banking and customer service opportunities, including residential real estate lending through its mortgage banking and equity lending divisions, deposit gathering through its retail branch network, and commercial banking. The Bank currently performs these activities through nine wholesale mortgage banking offices in six states, 24 retail mortgage banking offices in seven states, and through 26 retail banking offices in California. At March 31, 1997, the Bank serviced $6.1 billion of mortgage loans.

All financing of automobile and light duty truck loans is conducted by WFS, a subsidiary of the Bank. WFS currently originates and purchases loans in California and 31 other states through 141 offices. At March 31, 1997, WFS serviced $3.2 billion of loans secured by automobiles and light duty trucks.




                                     # # #

                           WESTCORP AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                             (Dollars in thousands)

                                                       March 31,     December 31
                                                          1997           1996
                                                      -----------   -----------
 ASSETS
 Cash, investments and time deposits                  $   271,254   $   315,905
 Mortgage-backed securities                               825,994       849,548
 Loans:
    Consumer (1)                                          318,862       284,858
    Real Estate (2)                                     1,494,859     1,438,892
    Commercial                                             13,258         7,867
    Allowance for loan losses                             (40,273)      (40,211)
 Real estate owned, net                                    10,642        11,279
 Non interest-earning assets                              511,176       466,907
                                                      -----------   -----------
                                                      $ 3,405,772   $ 3,335,045
                                                      ===========   ===========



 LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits                                             $ 1,908,977   $ 1,873,942
 Securities sold under agreements to repurchase           289,529       287,412
 FHLB advances and other borrowings                       242,443       281,945
 Non interest-bearing liabilities                         539,979       468,899
                                                      -----------   -----------
                                                        2,980,928     2,912,198

 Subordinated debentures                                  105,066       104,917

 Shareholders' equity                                     319,778       317,930
                                                      -----------   -----------
                                                      $ 3,405,772   $ 3,335,045
                                                      ===========   ===========





 (1) Net of unearned discount and includes loans held for sale.
 (2) Net of undisbursed loan proceeds and includes loans held for sale.

                           WESTCORP  AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                  (Dollars in thousands, except share amounts)

                                                           Three Months Ended
                                                                 March 31,
                                                            1997         1996
                                                          --------     --------
Interest income:
   Loans, including fees                                  $ 43,884     $ 41,660
   Mortgage-backed securities                               15,186       14,196
   Investment securities                                     1,977        1,795
   Other                                                     1,483        1,430
                                                          --------     --------
TOTAL INTEREST INCOME                                       62,530       59,081

Interest expense:
   Deposits                                                 25,935       25,117
   Federal Home Loan Bank advances
      and other borrowings                                   7,043        6,033
   Securities sold under agreements to repurchase            3,503        5,074
                                                          --------     --------
TOTAL INTEREST EXPENSE                                      36,481       36,224
                                                          --------     --------

NET INTEREST INCOME                                         26,049       22,857

Provision for loan losses                                    4,371        5,600
                                                          --------     --------
NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                         21,678       17,257

Noninterest income:
   Automobile lending                                       45,634       36,448
   Mortgage banking                                          5,031        4,314
   Investment and mortgage-backed
      securities losses                                         --       (1,974)
   Insurance income                                          1,265        4,350
   Real estate operations                                     (259)      (1,560)
   Rental operations                                          (258)          90
   Miscellaneous                                               347          616
                                                          --------     --------
TOTAL NONINTEREST INCOME                                    51,760       42,284

Noninterest expenses:
   Salaries and employee benefits                           33,462       23,247
   Occupancy                                                 3,819        2,594
   Insurance                                                   160        1,206
   Miscellaneous                                            19,776       12,850
                                                          --------     --------
TOTAL NONINTEREST EXPENSES                                  57,217       39,897
                                                          --------     --------
INCOME BEFORE INCOME TAXES                                  16,221       19,644

Income taxes                                                 6,814        8,074
                                                          --------     --------
INCOME BEFORE MINORITY INTEREST                              9,407       11,570

Minority interest in earnings of subsidiaries                1,511        1,722
                                                          --------     --------
NET INCOME                                                $  7,896     $  9,848
                                                          ========     ========


NET INCOME PER COMMON SHARE
   AND COMMON SHARE EQUIVALENTS                           $   0.30     $   0.38
                                                          ========     ========

CASH DIVIDENDS DECLARED PER SHARE
   OF COMMON STOCK                                        $   0.10     $   0.10
                                                          ========     ========

                           WESTCORP AND SUBSIDIARIES
                   OTHER SELECTED FINANCIAL DATA (UNAUDITED)
                             (Dollars in thousands)


                                                       Three Months Ended
                                                             March 31,
                                                  -----------------------------
                                                       1997              1996
                                                  -----------------------------
LOAN ORIGINATIONS
Consumer                                          $     554,160     $   505,736
Real Estate                                             441,469         308,799
Commercial                                                7,666
                                                  -------------     -----------
  Total                                           $   1,003,295     $   814,535
                                                  =============     ===========

INTEREST RATE SPREAD - OWNED LOANS
Yield on interest-earning assets                           8.47%           8.34%
Cost of interest-bearing liabilities                       5.81%           5.87%
                                                  -------------     -----------
  Interest spread                                          2.66%           2.47%
                                                  =============     ===========

OWNED LOAN LOSS EXPERIENCE
Consumer                                                   3.43%           3.63%
Real Estate                                                0.24%           0.14%
                                                  -------------     -----------
  Weighted average loss                                    0.78%           0.77%
                                                  =============     ===========

                                                 March 31,           December 31,
                                                   1997                  1996
                                                ----------            ----------
SERVICING PORTFOLIO (1)
Consumer                                        $3,217,318            $3,048,678
Real Estate                                      6,132,177             5,918,497
Commercial                                          13,257                 7,867
                                                ----------            ----------
  Total                                         $9,362,752            $8,975,042
                                                ==========            ==========

                                                     March 31, 1997                        December 31, 1996
                                               --------------------------             --------------------------
                                                 Amount              %                 Amount               %
                                               --------------------------             --------------------------
OWNED LOAN DELINQUENCY 60+
Consumer                                       $ 2,735                0.9%            $ 2,524                0.9%
Real Estate                                     17,915                1.2%             17,022                1.2%
                                               -------            -------             -------            -------
  Total                                        $20,650                1.1%            $19,546                1.1%
                                               =======            =======             =======            =======


(1) At end of period, net of unearned discount and includes loans held for sale.